Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2011 of Provident Energy Ltd. of our report dated March 6, 2012, relating to the consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years in the two year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as at December 31, 2011, which appears in this Annual Report.

Chartered Accountants

Calgary, Alberta

March 16, 2011

PricewaterhouseCoopers LLP, Chartered Accountants

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.